Exhibit (k)(1)

CUSTODY, RECORDKEEPING, AND ADMINISTRATIVE SERVICES AGREEMENT

This agreement (this “Agreement”), effective as of September 16, 2025 (the “Effective Date”), is made by UMB Fund Services, Inc (the “Agent”), TCG Strategic Income Trust, a Delaware statutory trust having its principal office and place of business at 525 Okeechobee Blvd., Suite 1650, West Palm Beach, FL 33401 (the “Fund”), and UMB Bank, n.a. (the “Bank” and, together with the Agent and the Fund, the “Parties”).

WHEREAS, the Fund is the “sponsor” of custodial accounts established or to be established for retirement, education, and health savings and authorized by the federal government (“Accounts”) pursuant to custodial account agreements relating to the Accounts (the “Account Agreements”).

WHEREAS, the Fund appoints the Bank as custodian for the Accounts, and the Bank accepts appointment as custodian for the Accounts on the terms and conditions set forth herein.

WHEREAS, the Fund desires the Agent to perform recordkeeping and administrative services for the Accounts, as set forth herein, and the Agent will serve as agent and (except as otherwise set forth herein) perform recordkeeping and administrative services for the Accounts and approved for use by the Bank on the terms and conditions set forth herein.

WHEREAS, the Bank appoints the Fund as its agent, and the Fund accepts appointment as agent and will perform all duties relative to the Accounts (except for the specific duties required to be performed by the Bank or the Agent) as listed herein.

NOW, THEREFORE, the Parties agree to the following:

1. As of the Effective Date, the Fund agrees:

a. to appoint the Bank as custodian of the Accounts; and the appointment of the Bank as custodian hereunder is subject to (i) the terms of the respective Account Agreements; (ii) this Agreement (which shall govern in case of any inconsistency between the terms of this Agreement and any Account Agreement) and the right of the Fund hereunder to terminate the appointment of the Bank as custodian under the Account Agreements, and (iii) the rights of the Bank to terminate such custodianship in accordance with the terms of the Account Agreements and this Agreement;

b. to approve all final forms of (i) Account Agreements, disclosure statements, and similar documents (“Account Documents”) and (ii) application forms, transfer forms, beneficiary designation forms and similar documents (“Related Documents”), and shall keep such Account Documents and Related Documents current by timely providing any necessary amendments, modifications, and supplements thereto. Amendments that alter the duties or responsibilities of the Bank are not effective until the Bank approves such amendment (such approval not to be unreasonably withheld). Any approvals by the Agent or the Bank under this Section 1(b) shall constitute only the Agent’s or the Bank’s consent to use any such materials and not the approval of the contents or the effect thereof;

c. to propose amendments to the Account Agreements for approval by the Bank, whether such amendments are to comply with current provisions of the Internal Revenue Code of 1986 (the “Code”) or otherwise, and such amendments shall take effect subject to the approval of the Agent and the Bank, the provisions of the Account Agreements and subject to the Agent’s and the Bank’s rights thereunder;

d. to cause to be executed any amendments, approved by the Agent and the Bank, to any existing account agreements relating to the Accounts and any new Account Agreements approved by the Bank necessary or convenient in order to name the Bank as custodian of the Accounts;

e. to always supply the most current copy of each Account Agreement to the Agent and the Bank for the term hereof; and

f. that it is a closed-end interval fund registered under the Investment Company Act of 1940 and shall retain such status during the term hereof.

2. The Bank hereby agrees to the following under the terms hereof:

a. it represents that it is qualified to act as custodian under all applicable provisions of the Code and all other applicable laws, rules, and regulations (“Applicable Law”); and the Bank shall (to the extent possible) maintain such qualification as long as this Agreement is in effect. If the Bank is no longer qualified to act as custodian under all Applicable Law, the Bank shall notify the Fund and the Agent, and this Agreement shall terminate;

b. is shall execute such documentation as necessary or convenient for the establishment and administration of the Accounts under the terms hereof, including the Account Agreements;

c. it will act as a nondiscretionary passive custodian under the terms of the Account Agreements, and the Bank will have no other duties with respect to the Accounts, except for the specific duties outlined herein. The Parties hereby acknowledge that the Bank is not serving as a fiduciary within the meaning of Section 3(21) of ERISA or otherwise; and

d. it may, to the extent it is deemed reasonable and appropriate (in the Bank’s sole and absolute discretion), perform “due diligence” regarding the Agent, to assess whether the Agent is properly performing the duties required hereunder or any separate agreements relating to the Accounts.

3. The Agent shall diligently perform recordkeeping and administrative services for the Accounts provided for under the terms of the Account Agreements or Applicable Law with respect to the Accounts, except for the duties to be specifically performed by the Bank as detailed under Section 2. The Parties hereby acknowledge that the Agent is not serving as a fiduciary within the meaning of Section 3(21) of ERISA or otherwise. The duties of the Agent include, but are not limited to the following:

a. to provide sample forms of (i) Account Agreements, disclosure statements and similar documents and (ii) application forms, transfer forms, beneficiary designation forms and similar documents, together with suggested updates and amendments as such forms, updates and amendments are provided to the Agent from Convergent Retirement Plan Solutions, LLC, or a similar company which the Agent has contracted with to provide such documents. The sample forms are being provided through the Agent solely for the convenience of the Fund and with the understanding that neither the Agent nor the Bank have reviewed the forms and neither the Agent nor the Bank shall have any responsibility or liability for such forms and the compliance thereof with all Applicable Laws,

b. verify completeness of application forms, including beneficiary designation forms, and establish new account records;

c. receive and process contributions under the terms of the Accounts and invest monies received in investments in accordance with the allocation instruction of the Account depositor;

d. send confirmations to the Account depositor (or agent thereof) for transactions in the Account;

e. process exchanges, redemptions, transfers and withdrawals of in accordance with the terms of the Account, and the instructions of the Account depositor, as applicable;

f. establish a record of types of distributions and provide such record in the form of Series IRS Forms I099 and 5498, as applicable, to the Account depositor (or agent thereof) of each Account and the Bank as necessary or required under Applicable Law;

g. balance on a daily basis cash flow among eligible investments and other accounts;

h. upon the resignation of the Bank, transfer and pay over to the successor custodian assets and records pertaining thereto as reasonably requested; reserve such assets as may be required for payment of the Bank’s fees, compensation, costs and expenses, liabilities of or against the Account or the Bank; liquidate such reserved assets and pay the balance to the Account depositor;

i. send to each Account depositor notices, prospectuses, financial statements, proxies, soliciting materials and other documents or communications relating to the Account depositor’s investments, as may be required by Applicable Law;

j. prepare an account statement for each Account on at least a quarterly basis of all transactions during the period reported including the value of all investments held in the Account as of the end of the period reported;

k. process requested changes to Account information;

l. retain original Account Documents and Related Documents, such as applications and correspondence as legally required;

m. respond to research inquiries as requested by the Bank or Account depositor;

n. perform backup withholding on distributions from Accounts as required by applicable federal law;

o. maintain a payment processing system that contains current information provided by the Account depositor or designee. This information includes name, social security number, address, payment amounts (gross and net), deduction types, tax elections, and cutoff dates, if applicable;

p. maintain internal controls over returned checks and seek instructions on re-issue or credits from the applicable Account depositor or designee; and

q. prepare and mail tax information returns to payees and to the Internal Revenue Service (“IRS”) in a timely manner as required by the Code and IRS Regulations.

4. The Agent is hereby authorized to sign any Account Agreement or application for an Account by and on behalf of the Bank as custodian or endorse any check or draft or other item payable to the Bank by and on behalf of the Bank as custodian. The Bank shall promptly transmit, properly endorsed, to the Agent any monies, checks, or other property received by the Bank as custodian for investment for the Accounts.

5. The Bank’s fee for serving as custodian of each individual Account hereunder will be paid by the Agent per an agreement signed by the Bank and the Agent on January 16, 2014; provided however that such compensation shall not change the fees paid by the Fund. The Fund shall pay the Agent the fees set forth on Schedule A.

6. The Agent shall furnish to the Bank a quarterly summary of the number of Accounts and total asset size included within the Accounts and such other information as reasonably requested by the Bank. This report will be provided to the Bank within 5 business days following the end of each quarter. Upon reasonably request, the Fund will provide the Agent with sufficient information to satisfy this obligation to the Bank.

7. The Bank and the Agent acknowledge the proprietary and confidential nature of the Fund’s list of shareholders and shall not disclose to any person the names of such shareholders without prior written permission from the Fund (except as such disclosure may be required by Applicable Law).

8. The Fund shall fully protect, indemnify, save, and hold harmless the Bank (individually and as the custodian of the Accounts authorized hereunder) from and against any and all liability in connection with the Bank serving as custodian of the Accounts, including but not limited to, any claims, damages, losses, expenses, attorneys’ fees, taxes, together with interest and penalties thereon, and/or any actions of any kind (“Liabilities”) that the Bank may sustain or become liable or answerable for, or shall pay upon, or in consequence of, or in respect of, or by reason of the Bank serving as custodian of one or more of the Accounts (except as may result from the failure of the Bank to perform the duties specifically detailed under Section 2 or that may result from the gross negligence, bad faith, or willful misconduct of the Bank).

9. The Agent shall fully protect, indemnify, save, and hold harmless the Bank (individually and as the custodian of the Accounts authorized hereunder) from and against any and all liability in connection with the Bank serving as custodian of the Accounts, including but not limited to, any Liabilities that the Bank may sustain or become liable or answerable for, or shall pay upon, or in consequence of, or in respect of, or by reason of the Bank serving as custodian of one or more of the Accounts (except as may result from the failure of the Bank to perform the duties specifically detailed under Section 2 or that may result from the gross negligence, bad faith, or willful misconduct of the Bank).

10. The Bank is not responsible for any duties that are not specifically detailed herein. The Bank shall fully protect, indemnify, save, and hold harmless the Fund and the Agent from and against any and all Liabilities that the Agent may sustain or become liable or answerable for, or shall pay upon, or in consequence of, or in respect of, or by reason of the Bank’s failure to adequately perform the duties specifically detailed under Section 2 (except as may result from the gross negligence, bad faith, or willful misconduct of the Fund).

11. The Agent shall fully protect, indemnify, save, and hold harmless the Fund from and against any and all Liabilities that the Fund may sustain or become liable or answerable for, or shall pay upon, or in consequence of, or in respect of, or by reason of the Agent’s failure to adequately perform the duties specifically detailed under Section 3 (except as may result from the gross negligence, bad faith, or willful misconduct of the Fund).

12. The Fund shall fully protect, indemnify, save, and hold harmless the Agent from and against any and all Liabilities that the Agent may sustain or become liable or answerable for, or shall pay upon, or in consequence of, or in respect of, or by reason hereof (except as may result from the failure of the Agent to perform the duties specifically detailed under Section 1 or that may result from the gross negligence, bad faith, or willful misconduct of the Agent).

13. This Agreement may be terminated upon 90 days’ written notice by any Party. Anything herein to the contrary notwithstanding, the protective covenants and indemnity provided hereby shall survive the termination of this Agreement and shall continue in effect with respect to any and all matters arising (or alleged by any third-party to have occurred, whether by way of act or default) during the existence of this Agreement.

14. No modification or amendment of this Agreement shall be valid or binding on the Parties unless made in writing and signed on behalf of each of the Parties by their respective duly authorized officers or representatives.

15. Notices shall be communicated by first class mail (or by such other means as the Parties may agree) to the persons and addresses specified below or to such other persons and addresses as the Parties may specify in writing.

If to the Agent:	UMB Fund Services, Inc.
ATTN: Legal Department
235 W. Galena Street
Milwaukee, WI 53212

If to the Bank:	UMB Bank, n.a.
ATTN: Kevin Hammers
928 Grand Blvd., 11th Floor
Kansas City, MO 64106

If to the Fund:	TCG Strategic Income Fund
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL 33401
Attention: Gabriel Katz

16. This Agreement shall be governed by the laws of the State of Missouri.

17. This Agreement may be executed in any number of counterparts, and by the Parties on separate counterparts, each of which when so executed shall be deemed an original and all of which when taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties have caused this instrument to be executed by their duly authorized officers.

UMB Fund Services, Inc.		UMB Bank, n.a.

By:	/s/ Maureen Quill	By:	/s/ Kevin Hammers
Name:	Maureen Quill	Name:	Kevin Hammers
Title:	Executive Vice President	Title:	Vice President

TCG Strategic Income Fund

By:	/s/ Peter McNitt
Name:	Peter McNitt
Title:	Principal Executive Officer

Schedule A

Custody, Recordkeeping and Administrative Services Agreement

FEES

[Intentionally Omitted]

Sch. A-1